UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
101119105
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004-2505
(202) 729-5626

Copy to:
Lee Meyerson, Esq.
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: DBD Cayman Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,756,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,756,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,756,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%(1)

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
(1) Percentage calculated based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.

1	NAME OF REPORTING PERSON: DBD Cayman, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,756,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,756,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,756,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%(1)

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
(1) Percentage calculated based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.

1	NAME OF REPORTING PERSON: TCG Holdings Cayman II, L.P ..

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,756,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,756,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,756,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
(1) Percentage calculated based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.

1	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,756,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,756,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,756,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
(1) Percentage calculated based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.

1	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,756,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,756,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,756,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%(1)

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
(1) Percentage calculated based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.

1	NAME OF REPORTING PERSON: TCG Financial Services, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,756,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,756,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,756,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
(1) Percentage calculated based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.

1	NAME OF REPORTING PERSON: BP Holdco, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,756,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,756,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,756,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Percentage calculated based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.

Item 1. Security and Issuer
          This Amendment No. 3, dated August 22, 2011 (this “Amendment No. 3”), supplements and amends the Schedule 13D filed on September 3, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 9, 2008 (“Amendment No. 1”) and Amendment No. 2 filed on June 23, 2010 (“Amendment No. 2”), by BP Holdco, L.P. (“BP Holdco”), TCG Financial Services, L.P., Carlyle Financial Services, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P. and DBD Cayman, Ltd. with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 2. Identity and Background
          Item 2 is hereby restated in its entirety as follows:
          “(a) — (f)
          This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) BP Holdco, L.P., a Delaware limited partnership, (ii) TCG Financial Services, L.P., a Cayman Islands exempted limited partnership, (iii) Carlyle Financial Services, Ltd., a Cayman Islands exempted company, (iv) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempted limited partnership, (v) TCG Holdings Cayman II, L.P., a Cayman Islands exempted limited partnership, (vi) DBD Cayman Holdings, Ltd., a Cayman Islands exempted company and (vii) DBD Cayman, Ltd., a Cayman Islands exempted company. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 4. The shares of Common Stock reported in this Schedule 13D are held directly by BP Holdco.
          DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of BP Holdco, L.P.
          William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the ordinary members as well as the directors of DBD Cayman Holdings, Ltd. The ordinary members control DBD Cayman Holdings, Ltd. based on a majority vote. Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock held by BP Holdco. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Jeffrey W. Ferguson are the officers of DBD Cayman Holdings, Ltd. Each of these officers is a citizen of the United States.
          William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the directors of DBD Cayman, Ltd. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Jeffrey W. Ferguson are the officers of DBD Cayman, Ltd. Each of these officers is a citizen of the United States.

          William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn Youngkin are the directors of Carlyle Financial Services, Ltd. Each of these directors is a citizen of the United States. The officers of Carlyle Financial Services, Ltd. are Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles and John C. Redett. Each of these officers is a citizen of the United States.
          William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Glenn Youngkin, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles and John C. Redett are collectively referred to as the “Related Persons”.
          The business address of each of the Reporting Persons and the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, except that the business address of each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd. and TCG Financial Services, L.P. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.
          The Reporting Persons are principally engaged in the business of investments in securities.
          To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 is hereby amended and supplemented by adding the following paragraphs to the end thereof:
          “In open market purchases on August 17, 2011, August 18, 2011 and August 19, 2011, BP Holdco acquired an aggregate of 325,000 shares of Common Stock for aggregate consideration of approximately $1,879,423.25, using a line of credit in favor of the Fund, which will be subsequently repaid with an equity contribution by the Fund.”
Item 4. Purpose of Transaction
          Item 4 is hereby amended and supplemented by adding the following paragraphs to the end thereof:

          “The information set forth in Item 3 is incorporated herein by reference.
          BP Holdco acquired the Common Stock described in Item 3 (the “August 2011 Purchases”) for investment purposes.
          The August 2011 Purchases were not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.
          Subject to the limitations imposed by the Investment Agreement and the 2010 Investment Agreement and limitations imposed by applicable securities laws, the Reporting Persons may seek to dispose of their shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the terms of securities of the Company held by the Reporting Persons, the Investment Agreement, the 2010 Investment Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.
          To the extent permitted under the Investment Agreement and the 2010 Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.
          The foregoing references to the Investment Agreement and the 2010 Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is included as Exhibit 2 to the Original Schedule 13D and is incorporated by reference to this Item 4, and the full text of the 2010 Investment Agreement, which is included as Exhibit 3 to Amendment No. 2 and is incorporated by reference to this Item 4.
          Other than as described in this Item 4, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.”
Item 5. Interests in Securities of the Issuer
          Item 5 is hereby restated in its entirety as follows:
          “The information contained on the cover pages to this Amendment No. 3 and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

          (a) and (b)

			Sole Power		Sole Power to
	Amount		to Vote or	Shared Power	Dispose or to	Shared Power to
	Beneficially	Percent of	Direct the	to Vote or	Direct the	Dispose or Direct
Reporting Person	Owned	Class	Vote	Direct the Vote	Disposition	the Disposition
BP Holdco, L.P.	7,756,022	9.94%	0	7,756,022	0	7,756,022

TCG Financial Services, L.P.	7,756,022	9.94%	0	7,756,022	0	7,756,022

Carlyle Financial Services, Ltd.	7,756,022	9.94%	0	7,756,022	0	7,756,022

TC Group Cayman Investment Holdings, L.P.	7,756,022	9.94%	0	7,756,022	0	7,756,022

TCG Holdings Cayman II, L.P.	7,756,022	9.94%	0	7,756,022	0	7,756,022

DBD Cayman, Ltd.	7,756,022	9.94%	0	7,756,022	0	7,756,022

DBD Cayman Holdings, Ltd.	7,756,022	9.94%	0	7,756,022	0	7,756,022
          The percentage calculations are based on 78,031,321 shares of Common Stock outstanding as of July 29, 2011.
          DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of BP Holdco, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by BP Holdco, L.P. DBD Cayman Holdings, Ltd. is controlled by its three-person board of directors, and all action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.
          (c) Other than as set forth in Annex A hereto, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

          (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
          (e) Not applicable.”
Item 7. Materials to be Filed as Exhibits
          Item 7 is hereby amended by adding the following to the end thereof:
          “Exhibit 4 Joint Filing Agreement, dated August 22, 2011, by and among DBD Cayman Holdings, Ltd., DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and BP Holdco, L.P.”

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 22, 2011

DBD CAYMAN HOLDINGS, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

DBD CAYMAN, LTD.

By:	DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG HOLDINGS CAYMAN II, L.P.

By: DBD CAYMAN, LTD., its general partner
By: DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.

By: TCG HOLDINGS CAYMAN II, L.P., its general partner

By: DBD CAYMAN, LTD., its general partner

By: DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG FINANCIAL SERVICES, L.P.

By:	CARLYLE FINANCIAL SERVICES, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

BP HOLDCO, L.P.

By: TCG FINANCIAL SERVICES, L.P., its general partner

By: CARLYLE FINANCIAL SERVICES, LTD., its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

ANNEX A
Recent Transactions by the Reporting Persons in the Securities of
Boston Private Financial Holdings, Inc.

				Approximate
			Number of	Average
	Date of	Nature of	Shares of	Price per
Entity	Transaction	Transaction	Common Stock	Share
BP Holdco, L.P.	8/17/11	Open market purchase	62,300	$5.94

BP Holdco, L.P.	8/18/11	Open market purchase	187,700	$5.76

BP Holdco, L.P.	8/19/11	Open market purchase	75,000	$5.58

Exhibit Index

Exhibit	Title
Exhibit 4	Joint Filing Agreement, dated August 22, 2011, by and among DBD Cayman Holdings, Ltd., DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and BP Holdco, L.P.